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                              April 28, 2023

       Thomas Vecchiolla
       Chief Executive Officer
       First Light Acquisition Group, Inc.
       11110 Sunset Hills Road #2278
       Reston, VA 20190

                                                        Re: First Light
Acquisition Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 13,
2023
                                                            File No. 333-269705

       Dear Thomas Vecchiolla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

       Amendment No.1 to Registration Statement on Form S-4, filed April 13,
2023

       Questions and Answers About the Proposals
       What are the material U.S. federal income tax consequences to the FLAG Stockholders as a result of the Merger?, page 19

   1. We note your response to prior comment 6 and your revised disclosure on pages 174-179.
                                                        We reissue our comment
in part. Please revise your disclosure here to more clearly state
                                                        counsel   s tax opinion
regarding the tax consequences of the transaction, to clearly disclose that this is the
opinion of tax counsel and to identify counsel.
       Summary of the Proxy Statement/Prospectus, page 27

   2. Please revise this section, where appropriate, to describe the payments required to be
 Thomas Vecchiolla
First Light Acquisition Group, Inc.
April 28, 2023
Page 2
         made by the combined company following the Business Combination. In your revisions, please include (i) the transaction expenses payable; (ii) the deferred salary amounts owed to Mr. Camaisa and Ms. Pizarro; (iii) the aggregate amount of principal and interest payable on the Term Notes, promissory notes and other debt instruments issued by Calidi and FLAG that mature at the closing of the Business Combination; (iv) the amount due to the Former Executive; and (v) any other amounts or obligations that will become due and payable upon the closing of the Business Combination. Please discuss the combined company's anticipated liquidity position following the Business Combination and after these payments are made, including the combined company's liquidity position at the redemption levels set forth in your sensitivity analysis.
Interests of Certain Persons in the Business Combination, page 41

3. We note your response to prior comment 11 and your revised disclosure on pages 42 and
         165 related to the interest associated with the promissory notes. We reissue our comment in part. Please revise your disclosure here and on page 165 to describe the negotiations among FLAG and the Insiders that led to FLAG agreeing to pay interest at a per annum rate of 50% to 100% of the loan amount.
Background of the Business Combination, page 148

4. We note your response to prior comment 16 and your revised disclosure on page 149 noting that the previous transaction with EDOC Acquisition Corp. was not consummated because all of the conditions to closing were not satisfied prior to the extension of the
         "Outside Date" set forth in the business combination agreement. Please revise your disclosure here to explain why the parties were unable to satisfy the closing conditions prior to the liquidation of EDOC.
5. We note your response to prior comment 17 and your revised disclosure on page 150 regarding the price valuation of Calidi. Please revise your disclosure further to explain which "recent public M&A transactions" and "initial public offerings" were considered by
         FLAG management when they applied the discount to Calidi's equity valuation and how the discount was calculated based on these data points.
Selected Public Company Analysis, page 161

6. We note your response to prior comment 21 and your revised disclosure on page 162 providing further details about Benchmark's selected company analysis. We reissue our comment in part. Please revise your disclosure further to discuss the limitations of relying
FirstName LastNameThomas Vecchiolla
       on expected probabilities of success to evaluate a company   s business
and disclose
Comapany   NameFirst
       whether         Lightconsidered
                Benchmark    Acquisitionthese
                                          Group, Inc.
                                              limitations in calculating the
range of enterprise
       values
April 28, 2023for Calidi.
               Page  2
FirstName LastName
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
April       NameFirst Light Acquisition Group, Inc.
       28, 2023
April 328, 2023 Page 3
Page
FirstName LastName
First Light Acquisition Group, Inc. Financial Statements
Balance Sheets, page F-3

7. We note that your accrued expenses were $3.2 million at December 31, 2022. Please revise your filing to quantify the significant components of this balance and explain the factors that contributed to the increase during the year ended December 31, 2022.
Exhibits

8. We note that some of your exhibits appear to include redactions. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please include a footnote for each redacted exhibit noting that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation
S-K.
General

9. We note your response to prior comment 36. Please tell us, with a view to disclosure, whether you have received notice from any other financial institutions about ceasing involvement in your transaction.
       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Corey R. Chivers, Esq.